UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at December 14, 2006

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 14, 2006

Print the name and title of the signing officer under his signature
-------------------

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

AMARC ACQUIRES POTENTIAL COPPER DISTRICT IN BRITISH COLUMBIA

December 14, 2006, Vancouver, BC - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. ("Amarc" and the "Company") (TSX Venture, AHR: OTCBB: AXREF) is pleased to report the Company has acquired, by Option Agreement and staking, a very large exploration property located approximately 110 kilometres northeast of Smithers, in central British Columbia. The Bodine property is situated approximately 10 kilometres from the CNR-BC Rail Line and is traversed by a mainline industrial road along with a network of forestry roads. Provincial grid power is located approximately 55 kilometres from the property.

The Bodine property comprises approximately 657 square kilometres and covers a 100 kilometre long belt of gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), which showed that Sitlika rocks have strong potential to host volcanogenic massive sulphide deposits. On the Bodine property, results from stream sediment sampling have returned outstanding and regionally significant copper and zinc concentrations, ranging from 1700-3100 ppm copper and 3960-4600 ppm zinc from a stream draining altered felsic volcanic rocks. Preliminary prospecting has uncovered a classic footwall-type, stringer copper-zinc mineralized zone like those typically associated with the formation of copper and zinc rich massive sulphide deposits, within an iron oxide horizon that runs for up to 20 kilometres.

Amarc field geologists have confirmed the occurrence of quartz eye porphyry felsic fragmental volcanic rocks and brecciated and layered sulphides on the Bodine property, which strongly indicate the potential to host a new volcanogenic massive sulphide district. The following table contains recent Amarc prospecting sample results.

Bodine Property
Surface Rock Samples

Sample Number	Type	Copper (%)
A	Channel: 0.90 m	1.98
B	Channel: 1.00 m	0.82
C	Channel: 1.00 m	2.59
Weighted average of A,B,C [1,3]	Total 2.90 m	1.79
D	Channel: 1.15 m	0.78
E	Channel: 0.75 m	2.96
F	Channel: 0.45 m	0.25
Weighted average of D,E,F2,3	Total: 2.35 m	1.37
G	Channel: 1.00 m	2.38
H	0.10 m	3.60
I	0.10 m	2.84
J	0.10 m	7.01
K	0.10 m	7.40

1 Samples A, B and C are contiguous.
2 Samples D, E and F are contiguous.
3 Channel cuts with portable diamond saw.

The Sitlika rocks, which host the Bodine mineralization, are equivalent in age to the rocks hosting the Kutcho volcanogenic massive sulphide deposits located in northern BC. The Kutcho deposits have resources of approximately 20 million tonnes within three massive sulphide deposits which occur along a 4 kilometre long trend. The Kutcho Project is at the pre-feasibility stage (Western Keltic Mines Inc. website December 2006). The largest and most advanced deposit is the Main deposit, which hosts measured and indicated resources of 14.2 million tonnes grading 1.86% copper, 2.44% zinc and 33 grams silver, 0.4 gram gold per tonne. The deposit is potentially amenable to open pit mining; it outcrops on surface and has the advantage of a high grade core. The Esso deposit hosts an indicated resource of 2.0 million tonnes at 2.93% copper, 5.5% zinc and 69 grams silver, 0.6 grams gold per tonne while the Sumac deposit contains an inferred resource of 4.2 million tonnes grading 1.35% copper, 1.85% zinc and 21 grams silver, and 0.2 gram gold per tonne.

Amarc has signed an Option Agreement with an arm's length party to purchase a 100% undivided interest in the Bodine property by expending $2,000,000 on the property and paying to the Optionor a total of $225,000 over the next four years. The 100% interest will be subject to a 3% net smelter royalty, 2% of which can be purchased by Amarc for $2 million with the remaining 1% subject to a Right of First Refusal in favour of Amarc. Advance royalty payments capped at $500,000 will be payable beginning in the fifth year of the Agreement. Amarc has added to the property with the claiming of substantial additional mineral titles adjacent to the property.

This news release has been reviewed by Amarc's in-house qualified person, David Yeager, PGeo.

For further details on Amarc Resources Ltd. and to view the Property Location Map please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

                                                                                  Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.